UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THE CONTENTS OF THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K OF VIRYANET LTD. (THE “REGISTRANT”), INCLUDING EXHIBIT 99.1 HERETO, ARE HEREBY INCORPORATED BY REFERENCE IN THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-146265) AND FORMS F-3 (SEC FILE NOS. 333-114504 AND 333-130632).

CONTENTS

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release, dated July 24, 2014, entitled “REQUIRED MAJORITY OF VIRYANET SHAREHOLDERS APPROVED THE AGREEMENT CONTEMPLATING VIRYANET’S MERGER INTO VERISAE”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date: July 24, 2014

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on July 24, 2014, entitled “REQUIRED MAJORITY OF VIRYANET SHAREHOLDERS APPROVED THE AGREEMENT CONTEMPLATING VIRYANET’S MERGER INTO VERISAE”.

Exhibit 99.1

Required Majority of ViryaNet Shareholders Approved the Agreement Contemplating ViryaNet’s Merger into Verisae

WESTBOROUGH, MA July 24, 2014 - ViryaNet Limited (OTC QB:VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, announced today, that at special meetings of its Preferred and Ordinary Shareholders held on July 24, 2014, at 4 pm local time at the company’s principal executive offices at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel, the shareholders approved:

(i) the execution by the Company of, and the consummation by the Company of the transactions contemplated by, the Agreement and Plan of Merger, dated as of June 10, 2014 (the “Merger Agreement”) by and among the Company, Verisae, Inc. (“Parent”), a Minnesota corporation, and Viking Acquisition Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

The shareholders approved the Merger and all other transactions contemplated by the Merger Agreement, with approximately 99.7% majority of the Ordinary Share votes cast and 100% of the Preferred A Share votes cast. The closing of the Merger remains subject to regulatory approvals in Israel and the satisfaction of the conditions set forth in the Merger Agreement.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets’ most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. Factors that could cause actual results, to differ from those projected include, but are not limited to, the following: (1) ViryaNet may be unable to satisfy conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) ViryaNet’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) ViryaNet may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (9) impact of the transaction on relationships with customers, distributors and suppliers and (10) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future events, results, performance, circumstances or achievements of ViryaNet include those disclosed in ViryaNet’s filings with the SEC, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in ViryaNet’s latest Annual Report on Form 20-F, filed with the SEC on July 3, 2014.

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Press Contact:

Dolores Fallon

ViryaNet, Ltd

508-490-8600, ext 5917

dolores.fallon@viryanet.com

Investor Contact:

Peter Seltzberg

Hayden IR

646-415-8972

peter@haydenir.com